EXHIBIT 4.1

DESCRIPTION OF THE REGISTRANT'S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

The following description sets forth certain material terms and provisions of the securities of DNOW Inc. (the “Company”) that are registered under Section 12 of the Securities Exchange Act of 1934, as amended. This description also summarizes relevant provisions of Delaware law. The following summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the applicable provisions of Delaware law and our amended and restated certificate of incorporation and our amended and restated bylaws, copies of which are incorporated by reference as an exhibit to the Annual Report on Form 10-K of which this Exhibit 4.1 is a part. We encourage you to read our certificate of incorporation, our bylaws and the applicable provisions of Delaware law for additional information.

Our certificate of incorporation authorizes us to issue up to 330,000,000 shares of common stock, par value $0.01 per share, and 20,000,000 shares of preferred stock, par value $0.01 per share, in one or more series.

Holders of our common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to the preferences that may be applicable to any outstanding shares of preferred stock, common stockholders are entitled to receive ratably such dividends, if any, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, the common stockholders are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of any shares of preferred stock then outstanding. Common stockholders have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock. The common stock currently outstanding is fully paid and non-assessable.

The transfer agent and registrar for the common stock is Equiniti Trust Company, LLC (formerly known as American Stock Transfer & Trust Company, LLC).

Our common stock is listed on the New York Stock Exchange under the trading symbol “DNOW”.

Our board of directors is authorized, without any action by the stockholders, subject to any limitations prescribed by law, to designate and issue preferred stock in one or more series and to designate the powers, preferences and rights of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until our board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

• impairing the dividend rights of the common stock;

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• diluting the voting power of the common stock;

• impairing the liquidation rights of the common stock; and

• delaying, deferring or preventing a change in control.

Anti-Takeover Provisions

Certain provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

• our acquisition by means of a tender offer;

• acquisition of control by means of a proxy contest or otherwise; and

• removal of our incumbent officers and directors.

These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids, and are designed to encourage persons seeking to acquire control of the Company to negotiate with the board of directors. The Company believes that the benefits of increased protection against an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals. Among other things, negotiation of such proposals could result in an improvement of their terms.

Delaware Anti-Takeover Law. Delaware corporations may elect not to be governed by Section 203 of the Delaware General Corporation Law (the “DGCL”), i.e., Delaware’s anti-takeover law. The Company has not made this election. Delaware’s anti-takeover law provides that an “interested stockholder,” defined as a person who owns 15% or more of the outstanding voting stock of a corporation or a person who is an associate or affiliate of the corporation and, within the preceding three-year period, owned 15% or more of the outstanding voting stock, may not engage in specified business combinations with the corporation for a period of three years after the date on which the person became an interested stockholder. The law defines the term “business combination” to encompass a wide variety of transactions with or caused by an interested stockholder, including mergers, asset sales and transactions in which the interested stockholder receives or could receive a benefit on other than a pro rata basis with other stockholders. With the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of our capital stock entitled to vote in the election of directors, voting together as a single class, we may amend the certificate of incorporation in the future to no longer be governed by the anti-takeover law. This amendment would have the effect of allowing any person who owns at least 15% of our outstanding voting stock to pursue a takeover transaction that was not approved by our board of directors. However, because the Company has not elected to opt-out of this provision, for transactions not approved in advance by our board of directors, the provision might discourage takeover attempts that might result in a premium over the market price for shares of our common stock.

Limitations of Director Liability and Indemnification. Our certificate of incorporation provides that directors shall not be personally liable to the corporation or to its stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption

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from liability or limitation thereof is not permitted under the DGCL. Delaware law currently provides that this waiver may not apply to liability:

• for any breach of the director’s duty of loyalty to us or our stockholders;

• for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

• under Section 174 of the DGCL (governing distributions to stockholders); or

• for any transaction from which the director derived any improper personal benefit.

In the event the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. Our bylaws further provide that we will indemnify each of our directors and officers, trustees, fiduciaries, employees and agents to the fullest extent permitted by Delaware law.

Board of Directors. The board was previously divided into three classes such that each director served for a term ending on the third annual meeting following the annual meeting at which such director was elected. The 2020 Annual meeting approved a declassification amendment that eliminated the classification of the board over a three-year period beginning at our 2021 Annual Meeting of Stockholders. As a result, beginning at the 2023 Annual Meeting, all directors are now elected annually. The elected director(s) serves a one-year term expiring at the following annual meeting of stockholders and until his or her respective successor is duly elected and qualified, or until his or her earlier death, resignation, disqualification, or removal. In addition, a director may be removed before expiration of such director’s term only for cause by an affirmative vote of the holders of not less than 80% of the outstanding shares.

Special Stockholder Meetings. Under our certificate of incorporation, only our chief executive officer or board of directors may call a special meeting of stockholders pursuant to a resolution adopted by at least a majority of the members of the board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws contain advance-notice and other procedural requirements that apply to stockholder proposals and stockholder nominations of candidates for the election of directors. Proper notice must be both timely and must include certain information about the stockholder making the proposal or nomination, as applicable, and about the proposal or candidate being nominated, as applicable. These advance-notice provisions may have the effect of precluding a contest for the election of our directors or the consideration of stockholder proposals if the proper procedures are not followed, and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal, without regard to whether consideration of those nominees or proposals might be harmful or beneficial to us and our stockholders.

Elimination of Stockholder Action by Written Consent. Our certificate of incorporation eliminates the right of stockholders to act by written consent without a meeting. This provision will make it more difficult for stockholders to take action opposed by the board of directors.

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No Cumulative Voting. Our certificate of incorporation does not provide for cumulative voting in the election of directors, which, under Delaware law, precludes stockholders from cumulating their votes in the election of directors, frustrating the ability of minority stockholders to obtain representation on the board of directors.

Undesignated Preferred Stock. The authorization of undesignated preferred stock makes it possible for the board of directors, without stockholder approval, to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to obtain control of the Company. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in the control or management of the Company.

Amendment of Provisions in the Certificate of Incorporation and Bylaws. Our certificate of incorporation provides that the affirmative vote of the holders of at least 80 percent of our voting stock then outstanding is required to amend certain provisions of the certificate of incorporation, including those relating to the number and classification of the board of directors, term and removal of directors, the calling of special meetings of stockholders and exclusive venue for specified disputes. Our certificate of incorporation also provides that the affirmative vote of holders of at least 80 percent of the voting power of the voting stock then outstanding is required to amend certain provisions of the bylaws, including those relating to the calling of special meetings of stockholders, stockholder action by written consent, composition and classification of the board of directors, vacancies on the board of directors, term and removal of directors and director and officer indemnification. Our certificate of incorporation also confers upon our board of directors the right to amend our bylaws.

Exclusive Forum. Our bylaws provide that, unless our board of directors consents in writing to an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, creditors or other constituents, any action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the DGCL or our certificate of incorporation or bylaws (as either may be amended from time to time) or any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine.